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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.      )*

                        CONCENTRIC NETWORK CORPORATION
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  00020589R1
                   -----------------------------------------
                                 (CUSIP Number)

                                 June 30, 1999

            (Date of Event Which Requires Filing of this Statement)

                            Robert A. Eshelman, Esq.
                   General Counsel, Finance & Administration
                             Microsoft Corporation
                               One Microsoft Way
                         Redmond, Washington 98052-6399
                                 (425) 882-8080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

  Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [_] Rule 13d-1(b)
     [x] Rule 13d-1(c)
     [_] Rule 13d-1(d)


  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-----------------------
CUSIP No.: 00020589R1
-----------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
           Microsoft Corporation
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           91-1144442
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
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 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Washington

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                     5    SOLE VOTING POWER

     NUMBER OF            1,752,380

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING             1,752,380

      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,752,380. On June 30, 1999, Microsoft Corporation ("Microsoft") purchased (i) 50,000 shares of Series C 7% Convertible Redeemable Preferred Stock Due 2010 (the "Preferred Shares") of Concentric Network Corporation ("Concentric") and (ii) a warrant to purchase 500,000 shares of Concentric common stock (the "Warrant"), all pursuant to the terms and conditions of a purchase agreement between the parties dated as of June 21, 1999 (the "Purchase Agreement"). Pursuant to the Purchase Agreement, the Preferred Shares are convertible within 60 days into 1,252,380 shares of common stock of Concentric and the Warrant is exercisable within 60 days. Microsoft is subject to certain transfer and other restrictions regarding the Preferred Shares, the Warrant and the common stock issuable upon conversion of the Preferred Shares or exercise of the Warrant, for a period of 545 days from the date of the Purchase Agreement (the "Restriction Period"). The number of shares of common stock into which the Preferred Shares are convertible is subject to change as provided for in the certificate of designation filed as an amendment to Concentric's Certificate of Incorporation. The Restriction Period is subject to earlier termination upon the happening of certain events specified in the Purchase Agreement.
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]


------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.02%
------------------------------------------------------------------------------

                                       2
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------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------

Item 1.
      (a) Name of Issuer: Concentric Network Corporation

      (b) Address of Issuer's Principal Executive Offices:
                  10590 North Tantau Avenue
                  Cupertino, CA 95014

Item 2.
      (a) Name of Person Filing: Microsoft Corporation


      (b) Address of Principal Business Office:
                  One Microsoft Way
                  Redmond, Washington 98052-6399

      (c) Citizenship: State of Washington

      (d) Title of Class of Securities: Common Stock

      (e) CUSIP Number: 00020589R1

Item 3.   Not Applicable.

Item 4.   Ownership

          (a) Amount Beneficially Owned: 1,752,380. On June 30, 1999, Microsoft Corporation ("Microsoft") purchased (i) 50,000 shares of Series C 7% Convertible Redeemable Preferred Stock Due 2010 (the "Preferred Shares") of Concentric Network Corporation ("Concentric") and (ii) a warrant to purchase 500,000 shares of Concentric the common stock (the "Warrant"), all pursuant to the terms and conditions of a purchase agreement between the parties dated as of June 31, 1999 (the "Purchase Agreement"). Pursuant to the Purchase Agreement, the Preferred Shares are convertible within 60 days into 1,252,380 shares of common stock of Concentric and the Warrant is exercisable within 60 days. Microsoft is subject to certain transfer and other restrictions regarding the Preferred Shares, the Warrant and the common stock issuable upon conversion of the Preferred Shares or exercise of the Warrant, for a period of 545 days from the date of the Purchase Agreement (the "Restriction Period"). The number of shares of common stock into which the Preferred Shares are convertible is subject to change as provided for in the certificate of designation filed as an amendment to Concentric's Certificate of Incorporation. The Restriction Period is subject to earlier termination upon the happening of certain events specified in the Purchase Agreement.

         (b) Percent Of Class:  8.02%

         (c) Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote
                             1,752,380

             (ii)  shared power to vote or to direct the vote
                                -0-

             (iii) sole power to dispose or to direct the disposition of
                             1,752,380

                                       3
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             (iv)  shared power to dispose or to direct the disposition of
                                -0-

Item 5.   Ownership of Five Percent or Less of a Class
                          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person
                          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8.   Identification and Classification of Members of the Group
                          Not Applicable

Item 9.   Notice of Dissolution of the Group
                          Not Applicable

Item 10.  Certification

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                    [Remainder of page intentionally blank]




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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        July 9, 1999

                                        MICROSOFT CORPORATION

                                        By /s/ Robert A. Eshelman
                                        -----------------------------
                                           Robert A. Eshelman
                                           General Counsel, Finance & Operations